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MIRANDA & ESTAVILLO

December 16, 2014

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Soligenix, Inc.
Registration Statement on Form S-1
Filed October 31, 2014
File No. 333-199761

Dear Mr. Riedler:

On behalf of our client, Soligenix, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 14, 2014 (the “Comment Letter”) relating to the captioned Registration Statement (“Registration Statement”).

Set forth below is our response to the Staff’s comment. For your convenience we have incorporated the Staff’s comment into this response letter.

General

1.     Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your registration statement must include the amount of securities to be offered in a pre-effective amendment. Please refer to Securities Act Rules C&DI Question 227.02 for guidance. Accordingly, please amend your registration statement to include the total number of units and the number of warrants in each unit.

Duane Morris llp
5100 Town center circle, ste. 650, boca raton, fl 33486

Division of Corporation Finance Securities and Exchange Commission December 16, 2014 Page 2

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to include the total number of units and the number of warrants in each unit.

*****

Please contact me at (305) 960-2250 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Leslie J. Croland
Leslie J. Croland

cc:          Christopher J. Schaber, Ph.D., Chief Executive Officer and President